FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of
the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5

1. Name and Address of Reporting Person* Amalgamated Gadget, L.P.	2. Issuer Name and Ticker or Trading Symbol Centillium Communications, Inc. (CTLM)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 301 Commerce Street, Suite 2975	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 21, 2002
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Day/Year) N/A	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.001	10/21/02	N/A	P		11,400	A	$ 1.80	3,811,400 (1)	D	N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:
SEE CONTINUATION SHEET	AMALGAMATED GADGET, L.P. By: /s/ William Holloway William Holloway, Authorized Signatory for Scepter Holdings, Inc., general partner of Amalgamated Gadget, L.P. **Signature of Reporting Person	October 22, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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CONTINUATION SHEET TO FORM 4

Name and Address of Reporting Person:	Amalgamated Gadget, L.P. 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Issuer Name and Ticker or Trading Symbol:	Centillium Communications, Inc. (CTLM)
Date of Event Requiring Statement:	October 21, 2002

Other Reporting Persons:	Signatures of Reporting Persons:
Scepter Holdings, Inc. (2) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102	SCEPTER HOLDINGS, INC. By: /s/ William Holloway William Holloway, Authorized Signatory /s/ Geoffrey P. Raynor Geoffrey P. Raynor
Geoffrey P. Raynor (2) 301 Commerce Street, Suite 2975 Fort Worth, Texas 76102

Explanation of Responses:

(1) All securities reported herein as being owned by Amalgamated Gadget, L.P. ("Amalgamated"), were purchased by Amalgamated for and on behalf of R2 Investments, LDC ("R2"), pursuant to an Investment Management Agreement. Pursuant to such Agreement, Amalgamated has sole voting and dispositive power of such shares and R2 has no beneficial ownership of such shares. This filing shall not be deemed an admission that Amalgamated is the beneficial owner of such shares for purposes of Section 16 of the Securities Exchange Act of 1934 (the "Act").

(2) Scepter Holdings, Inc. ("Scepter") is the general partner of Amalgamated, which is the holder of the securities reported herein. Geoffrey P. Raynor ("Raynor") is the sole shareholder of Scepter. Pursuant to Rule 16a-1(a)(2)(ii)(B) under the Act, each of Scepter and Raynor is deemed to be the beneficial owner of any securities beneficially owned by Amalgamated only to the extent of the greater of his or its respective direct or indirect interest in the profits or capital account of Amalgamated.